1Q13

BANCOLOMBIA S.A. (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) REPORTS CONSOLIDATED NET INCOME OF COP 493 BILLION FOR THE FIRST QUARTER OF 2013 (COP 578 PER SHARE - USD 1.26 PER ADR), WHICH REPRESENTS AN INCREASE OF 11% COMPARED TO THE SAME QUARTER LAST YEAR.

•	Net loans increased 3.1% compared to 4Q12 and 18.9% compared to 1Q12. This quarterly growth confirms the sustained credit demand in Colombia with respect to 4Q12.
•	Net interest income increased 13.2% compared to 4Q12 and 24.1% compared to 1Q12. These increases are the result of loan growth during the last twelve months and the good performance of the investment portfolio during the last quarter.
•	Past due loans as a percentage of total loans remain low in 1Q13. 30 days (or more) past due loans as a percentage of total gross loans was 3.0%. Loan deterioration during 1Q13 was COP 524 billion, and net provision charges for past due loans and foreclosed assets totaled COP 303 billion, which represents 1.7% of gross loans when annualized.
•	The balance sheet remains strong. Loan loss reserves represented 4.7% of total gross loans and 156% of past due loans at the end of 1Q13. The capital adequacy ratio ended the quarter at 17.0% (Tier 1 of 11.6%).

May 7, 2013. Medellín, Colombia – Today, BANCOLOMBIA S.A. (“Bancolombia” or “the Bank”) announced its earnings results for the first quarter of 2013.

For the quarter ended on March 31, 2013 (“1Q13”), Bancolombia reported consolidated net income of COP 493 billion, or COP 578 per share - USD 1.26 per ADR, which represents an increase of 5.3% as compared to the results for the quarter ended on December 31, 2012 (“4Q12”) and an increase of 10.6% as compared to the results for the quarter ended on March 31, 2012 (“1Q12”).

Bancolombia ended 1Q13 with COP 103,148 billion in assets, 5.3% higher than those at the end of 4Q12 and 22.5% greater than at the end of 1Q12. At the same time, liabilities totaled COP 91,711 billion, increasing 6.3% as compared to the figure presented in 4Q12 and increased 24.3% as compared to 1Q121.

1 This report corresponds to the consolidated financial statements of BANCOLOMBIA S.A. (“BANCOLOMBIA”) and its affiliates of which it owns, directly or indirectly more than 50% of the voting capital stock. These financial statements have been prepared in accordance with generally accepted accounting principles in Colombia and the regulations of Superintendencia Financiera de Colombia, collectively COL GAAP. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. There have been no changes to the Bank's principal accounting policies in the quarter ended March 31, 2013. The statements of income for the quarter ended March 31, 2013 are not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.

Representative Market Rate April 1, 2013 $1,832.20 = US$ 1

1

1Q13

BANCOLOMBIA: Summary of consolidated financial quarterly results2

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP millions)	1Q12	4Q12	1Q13	1Q13/4Q12	1Q13/1Q12
ASSETS
Loans and financial leases, net	57,896,430	66,739,040	68,817,162	3.11%	18.86%
Investment securities, net	8,672,604	12,554,311	14,233,292	13.37%	64.12%
Other assets	17,667,740	18,623,029	20,097,854	7.92%	13.75%
Total assets	84,236,774	97,916,380	103,148,308	5.34%	22.45%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	51,967,757	64,158,720	67,146,387	4.66%	29.21%
Non-interest bearing	7,653,768	9,798,874	8,584,903	-12.39%	12.17%
Interest bearing	44,313,989	54,359,846	58,561,484	7.73%	32.15%
Other liabilities	21,837,349	22,150,705	24,564,684	10.90%	12.49%
Total liabilities	73,805,106	86,309,425	91,711,071	6.26%	24.26%
Shareholders' equity	10,431,668	11,606,955	11,437,237	-1.46%	9.64%
Total liabilities and shareholders' equity	84,236,774	97,916,380	103,148,308	5.34%	22.45%

Interest income	1,785,336	2,034,208	2,196,919	8.00%	23.05%
Interest expense	653,527	794,120	792,676	-0.18%	21.29%
Net interest income	1,131,809	1,240,088	1,404,243	13.24%	24.07%
Net provisions	(198,155)	(334,677)	(302,868)	-9.50%	52.84%
Fees and income from service, net	422,964	494,479	436,328	-11.76%	3.16%
Other operating income	198,547	196,251	228,514	16.44%	15.09%
Total operating expense	(962,527)	(1,054,978)	(1,091,382)	3.45%	13.39%
Goodwill amortization	(11,819)	(11,165)	(15,348)	37.47%	29.86%
Non-operating income, net	13,393	6,135	19,859	223.70%	48.28%
Income tax expense	(148,642)	(68,371)	(186,610)	172.94%	25.54%
Net income	445,570	467,762	492,736	5.34%	10.59%

PRINCIPAL RATIOS	Quarter			As of
	1Q12	4Q12	1Q13	Mar-12	Mar-13
PROFITABILITY
Net interest margin (1)	6.49%	6.28%	6.78%	6.50%	6.78%
Return on average total assets (2)	2.12%	1.97%	1.99%	2.12%	1.99%
Return on average shareholders´ equity (3)	18.14%	16.47%	16.83%	18.14%	16.83%
EFFICIENCY
Operating expenses to net operating income	55.57%	55.22%	53.49%	55.57%	53.49%
Operating expenses to average total assets	4.64%	4.49%	4.47%	4.64%	4.47%
CAPITAL ADEQUACY
Shareholders' equity to total assets	12.38%	11.85%	11.09%	12.38%	11.09%
Technical capital to risk weighted assets	15.52%	15.77%	16.96%	15.52%	16.96%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS (USD)	1.17	1.24	1.26
Net income per share $COP	523.08	549.13	578.45
P/BV ADS (4)	2.37	2.16	2.16
P/BV Local (5) (6)	2.29	2.20	2.14
P/E (7)	13.60	13.55	12.48
ADR price (8)	64.66	66.58	63.25
Common share price (8)	28,100	30,000	28,800
Shares outstanding (9)	851,827,000	851,827,000	851,827,000
USD exchange rate (quarter end)	1,792.07	1,768.23	1,832.20

(1) Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders' equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange; (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter. (9) Common and preferred.

2

1Q13

1.	BALANCE SHEET

1.1.	Assets

As of March 31, 2013, Bancolombia’s assets totaled COP 103,148 billion, which represents an increase of 5.3% compared to 4Q12 and an increase of 22.5% compared to 1Q12.

The increase in assets presented for the quarter is mainly explained by the 13.4% increase in investment securities and 3.1% in loans and financial leases, which represented 67% of total assets at the end of 1Q13.

It is highlighted the growth of operating leases, which increased 8.7% during the quarter compared to 4Q12 and 53.5% compared to 1Q12.

1.2.	Loan Portfolio

The following table shows the composition of Bancolombia’s investments and loans by type and currency:

(COP Million)	Amounts in COP			Amounts in USD converted to COP			Amounts in USD (thousands)			Total
(1 USD = 1832,2 COP)		1Q13/4Q12	1Q13/1Q12		1Q13/4Q12	1Q13/1Q12		1Q13/4Q12	1Q13/1Q12		1Q13/4Q12	1Q13/1Q12
Net investment securities	11,896,418	17.65%	74.04%	2,336,874	-4.31%	27.21%	1,275,447	-7.66%	24.42%	14,233,292	13.37%	64.12%
Gross Loans	55,062,374	2.51%	19.13%	17,125,768	5.24%	17.66%	9,347,106	1.57%	15.09%	72,188,142	3.14%	18.78%
Commercial loans	30,374,410	1.64%	18.34%	13,268,952	5.46%	18.55%	7,242,087	1.78%	15.95%	43,643,362	2.77%	18.40%
Consumer loans	10,913,979	3.49%	16.65%	2,155,921	5.93%	13.16%	1,176,684	2.23%	10.68%	13,069,900	3.89%	16.06%
Small business loans	330,212	8.71%	16.77%	30,650	-0.64%	-11.64%	16,729	-4.11%	-13.58%	360,862	7.85%	13.66%
Mortgage loans	5,563,693	6.98%	32.03%	790,957	4.47%	5.65%	431,698	0.82%	3.33%	6,354,650	6.66%	28.05%
Finance lease	7,880,080	1.25%	17.60%	879,288	1.41%	30.62%	479,908	-2.13%	27.76%	8,759,368	1.27%	18.79%
Allowance for loan losses	(3,041,124)	3.86%	20.89%	(329,856)	2.55%	-9.53%	(180,033)	-1.03%	-11.51%	(3,370,980)	3.73%	17.04%
Net total loans and fin. leases	52,021,250	2.43%	19.03%	16,795,912	5.30%	18.36%	9,167,073	1.62%	15.77%	68,817,162	3.11%	18.86%
Operating leases, net	2,282,415	9.19%	56.63%	100,720	-0.97%	6.00%	54,972	-4.42%	3.67%	2,383,135	8.72%	53.53%
Total assets	78,935,086	-2.91%	21.21%	24,213,222	45.72%	26.69%	13,215,382	40.63%	23.91%	103,148,308	5.34%	22.45%
Total deposits	55,275,524	5.16%	34.52%	11,870,863	2.39%	9.13%	6,479,021	-1.19%	6.74%	67,146,387	4.66%	29.21%
Total liabilities	68,800,701	-3.10%	24.11%	22,910,370	49.65%	24.73%	12,504,295	44.42%	22.00%	91,711,071	6.26%	24.26%

The most relevant aspects regarding the evolution of the loan portfolio during 1Q13 were:

• The growth of consumer and commercial loans in Colombia during 1Q13 indicate a sustained credit demand.

• Net loans in USD correspond to loans originated in Colombia (USD 5,325 million, 58%), El Salvador (USD 2,505 million, 27%) and other countries (USD 1,337 million, 15%). USD denominated loans represented 24% of total loans as of 1Q13.

• COP depreciated 3.6% versus USD during 1Q13 and depreciated 2.2% in the last 12 months.

• Mortgage loans denominated in COP presented a dynamic performance. The dynamism of mortgage lending in Colombia is explained by the lower long-term interest rates, as well as by the Colombian government’s interest rate subsidy programs. On the other hand, the mortgage balance denominated in USD from our operation in El Salvador grew 0.8% during the quarter, and 3.3% in the past 12 months.

• Financial leases, 90% of which are denominated in COP, increased 1.3% during the quarter and 18.8% as compared to 1Q12. Operating leases, net of depreciation, increased 8.7% during 1Q13 and 53.5 in the last 12 months. These two products are mainly used by enterprises in order to finance equipment, commercial real estate and commercial vehicles.

3

1Q13

When analyzing the loan portfolio according to the customer categories established by Bancolombia in order to manage its commercial strategy, it becomes clear that corporate loans were key drivers for growth during 1Q13, as they increased 3.6% with respect to 4Q12. This increase is explained by higher demand for working capital and investments by the corporate. Consumer and SMEs loans increased by 2.3% compared to 4Q12, indicating a sustained credit demand that Bancolombia has capitalized under strict credit origination criteria.

Total reserves (allowances in balance sheet) for loan losses increased by 3.7% during 1Q13 and totaled COP 3,371 billion, or 4.7% of gross loans at the end of the quarter. For further explanation regarding coverage of the loan portfolio and credit quality trends, see section “2.4. Asset Quality, Provision Charges and Balance Sheet Strength”.

The following table summarizes Bancolombia’s total loan portfolio:

LOAN PORTFOLIO		As of		Growth		% of Total loans
(COP million)	Mar-12	Dec-12	Mar-13	1Q13/4Q12	1Q13/1Q12		% of Category
CORPORATE
Working capital loans	25,053,335	30,493,677	31,538,526	3.43%	25.89%	43.69%	91.98%
Funded by domestic development banks	240,287	261,701	355,406	35.81%	47.91%	0.49%	1.04%
Trade Financing	3,762,238	2,215,613	2,204,646	-0.49%	-41.40%	3.05%	6.43%
Overdrafts	129,876	103,434	140,418	35.76%	8.12%	0.19%	0.41%
Credit Cards	48,046	35,619	49,174	38.06%	2.35%	0.07%	0.14%
TOTAL CORPORATE	29,233,782	33,110,044	34,288,170	3.56%	17.29%	47.50%	100.00%
RETAIL AND SMEs
Working capital loans	6,870,855	8,426,695	8,427,869	0.01%	22.66%	11.67%	36.99%
Personal loans	6,123,115	6,820,922	7,111,898	4.27%	16.15%	9.85%	31.21%
Loans funded by domestic development banks	704,423	863,025	858,872	-0.48%	21.93%	1.19%	3.77%
Credit Cards	3,440,670	3,672,766	3,791,335	3.23%	10.19%	5.25%	16.64%
Overdrafts	271,247	223,550	307,704	37.64%	13.44%	0.43%	1.35%
Automobile loans	1,719,882	2,155,547	2,187,397	1.48%	27.18%	3.03%	9.60%
Trade Financing	76,204	108,363	100,879	-6.91%	32.38%	0.14%	0.44%
TOTAL RETAIL AND SMEs	19,206,396	22,270,868	22,785,954	2.31%	18.64%	31.56%	100.00%
MORTGAGE	4,962,698	5,957,824	6,354,650	6.66%	28.05%	8.80%	100.00%
FINANCIAL LEASES	7,373,733	8,649,943	8,759,368	1.27%	18.79%	12.13%	100.00%
Total loans and financial leases	60,776,609	69,988,679	72,188,142	3.14%	18.78%	100.00%	100.00%
Allowance for loan losses	(2,880,179)	(3,249,639)	(3,370,980)	3.73%	17.04%
Total loans and financial leases, net	57,896,430	66,739,040	68,817,162	3.11%	18.86%

1.3.	Investment Portfolio

As of march 31, 2013, Bancolombia’s net investment portfolio totaled COP 14,233 billion, 13.4% higher than that reported in 4Q12 and 64.1% higher compared to that reported in 1Q12. The investment portfolio consisted primarily of debt investment securities, which represented 92% of Bancolombia’s total investments and 13% of assets at the end of 1Q13. Investments denominated in USD totaled USD 1,275 million and represented 16% of the investment portfolio.

Additionally, the Bank had COP 1,318 billion in net mortgage backed securities, which represented 9% of the investment portfolio. At the end of 1Q13, the duration of the debt securities portfolio was 22.72 months and a yield to maturity of 4.3%.

4

1Q13

1.4.	Goodwill

As of 1Q13, Bancolombia’s goodwill totaled COP 576 billion, increasing 0.9% compared to the amount reported in 4Q12 and decreasing 6.4% compared to 1Q12. This variation is explained by the amortization of goodwill reported during the past year (under COL GAAP, goodwill is amortized within a maximum period of 20 years), by the elimination of the goodwill related to Asesuisa (which was sold in September 2012) and by the appreciation of the Colombian peso versus the dollar. As of March 31, 2013, Bancolombia’s goodwill included USD 294 million related mostly to the acquisition of Banagrícola in 2007.

1.5.	Funding

As of March 31, 2013, Bancolombia’s liabilities totaled COP 91.711 billion, increasing 6.3% compared to 4Q12 and 24.3% compared to 1Q12. The ratio of net loans to deposits (including borrowings from domestic development banks) was 98% at the end of 1Q13, decreasing compared to the 99% reported in 4Q12, and the 105% in 1Q12.

Deposits totaled COP 67,146 billion (or 73% of liabilities) at the end of 1Q13, increasing 4.7% during the quarter and 29.2% over the last 12 months. CDs represented 39.1% of deposits in 1Q13. Bancolombia´s funding strategy is meant to improve the liquidity position and to encourage savings accounts and term deposits while keeping costs at a reasonable level. This strategy allows the bank to reduce slightly the cost on deposits of the bank during the quarter. The ultimate goal is to defend the net interest margin.

DEPOSIT MIX	1Q12		4Q12		1Q13
COP Million		%		%		%
Checking accounts	9,293,698	17.88%	11,298,901	17.61%	10,699,810	15.94%
Saving accounts	22,538,485	43.37%	27,113,914	42.26%	29,476,333	43.90%
Time deposits	19,401,674	37.33%	24,767,489	38.60%	26,235,282	39.07%
Other	733,900	1.41%	978,416	1.52%	734,962	1.09%
Total deposits	51,967,757		64,158,720		67,146,387

At the end of 1Q13, Bancolombia had outstanding bonds for USD 3,740 million in international markets and for COP 5,637 billion in local markets. The maturities of these bonds range from 2 to 10 years.

1.6.	Shareholders’ Equity and Regulatory Capital

Shareholders’ equity at the end of 1Q13 was COP 11,437 billion, increasing 9.6% or COP 1,006 billion, with respect to the 10,432 billion reported at the end of 1Q12.

Bancolombia’s capital adequacy ratio was 16.96%, 119 basis points over the 15.77% for 4Q12 and 144 basis points above the 15.52% at the end of 1Q12. This annual increase in the capital adequacy ratio is explained by the profits reinvestment after the General Shareholder’s Meeting and by the USD 1,200 million subordinated bonds issued in September 2012.

Bancolombia’s capital adequacy ratio was 796 basis points above the minimum level required by Colombia’s regulator, while the basic capital ratio (Tier 1) to risk weighted assets was 11.6% and the tangible capital ratio, defined as shareholders’ equity minus goodwill and intangible assets divided by tangible assets, was 10.1% at the end of 1Q13.

5

1Q13

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)	1Q12%		4Q12%		1Q13%
Basic capital (Tier I)	9,045,808	12.00%	9,070,487	10.39%	10,425,945	11.55%
Additional capital (Tier II)	2,653,063	3.52%	4,694,203	5.38%	4,876,112	5.41%
Technical capital (1)	11,698,871		13,764,690		15,302,057
Risk weighted assets included market risk	75,397,039		87,262,916		90,206,549
CAPITAL ADEQUACY (2)	15.52%		15.77%		16.96%

(1) Technical capital is the sum of basic and additional capital.

(2) Capital adequacy is technical capital divided by risk weighted assets.

6

1Q13

2.	INCOME STATEMENT

Net income totaled COP 493 billion in 1Q13, or COP 578 per share - USD 1.26 per ADR, which represents an increase of 5.3% compared to 4Q12 and an increase of 10.6% compared to 1Q12. Bancolombia’s annualized ROE was 16.8% for 1Q13, higher than the annualized ROE of 16.5% reported for 4Q12 and lower than the 18.1% of 1Q12.

2.1.	Net Interest Income

Net interest income totaled COP 1,404 billion in 1Q13, 13.2% higher than that reported in 4Q12, and 24.1% higher than the figure for 1Q12. The increase of net interest income is explained by the growth of the loan portfolio in the previous quarters and by an outstanding performance in the investment portfolio.

During 1Q13, the income generated by the investment portfolio totaled COP 348 billion, a figure 72.2% higher than the COP 202 billion reported in 4Q12 and 101.9% higher than the COP 172 billion for 1Q12.

Net Interest Margin

Annualized net interest margin ended 1Q13 at 6.8%. The annualized net interest margin for investments increased to 8.0% due to the appreciation of the Colombian public debt titles, and the annualized net interest margin for loans, financial leases and overnight funds was 6.6%.

The rate cuts in the Colombian Central Bank Rate in late 2012 and early 2013 put pressure on margins and led them to decrease.

Annualized Interest
Margin	2Q11	3Q11	4Q11	1Q12	2Q12	3Q12	4Q12	1Q13
Loans´Interest margin	6.7%	6.6%	6.7%	6.8%	7.0%	7.1%	6.9%	6.6%
Debt investments´margin	5.0%	4.2%	1.2%	4.1%	4.1%	4.0%	2.9%	8.0%
Net interest margin	6.4%	6.3%	5.9%	6.5%	6.6%	6.6%	6.3%	6.8%

The funding cost decreased during 1Q13 due to the rate cuts. Savings and checking accounts reduced their share and time deposits increased it slightly, however, the annualized average weighted cost of deposits was 3.2% in 1Q13, decreasing compared to the 3.3% for 4Q12 and increasing compared to the 3.0% for 1Q12.

Deposits' weighted
average cost	1Q12	4Q12	1Q13
Checking accounts	0.24%	0.22%	0.24%
Time deposits	4.86%	5.27%	5.25%
Saving accounts	2.85%	2.79%	2.59%
Total deposits	3.04%	3.33%	3.20%

2.2.	Fees and Income from Services

During 1Q13, net fees and income from services totaled COP 436 billion, 11.8% lower than those reported in 4Q12 and higher compared to the 3.2% reported in 1Q12. Fees from credit and debit cards increased 3.0% with respect to 4Q12 due to an annual raise in administration charges. Fees from banking services decreased 13.3% compared to 4Q12 and increased 4.6% with respect to 1Q12; this line includes fees from insurance distribution throughout the distribution networks in Colombia and in El Salvador. Fees from brokerage services decreased 14.2% in 1Q13 as compared to 4Q12 and 12.1% as compared to those in 1Q12.

7

1Q13

The following table summarizes Bancolombia’s participation in the credit card business in Colombia:

ACCUMULATED CREDIT CARD BILLING			%	2013
(COP millions)	Feb-12	Feb-13	Growth	Market Share
Bancolombia VISA	379,039	593,344	56.54%	10.49%
Bancolombia Mastercard	452,114	696,092	53.96%	12.30%
Bancolombia American Express	562,468	855,540	52.10%	15.12%
Total Bancolombia	1,393,621	1,521,886	9.20%	26.90%
Colombian Credit Card Market	4,953,489	5,657,861	14.22%
Source: Credibanco y Redeban multicolor

CREDIT CARD MARKET SHARE			%	2013
(Outstanding credit cards)	Feb-12	Feb-13	Growth	Market Share
Bancolombia VISA	381,167	434,525	14.00%	5.77%
Bancolombia Mastercard	393,164	483,438	22.96%	6.42%
Bancolombia American Express	581,317	649,015	11.65%	8.61%
Total Bancolombia	1,355,648	1,566,978	15.59%	20.79%
Colombian Credit Card Market	6,717,878	7,535,753	12.17%
Source: Credibanco y Redeban multicolor

2.3.	Other Operating Income

Total other operating income was COP 229 billion in 1Q13, 16.4% higher than those in 4Q12, and 15.1% higher than in 1Q12. Income from foreign exchange gains and derivatives denominated in foreign currencies increased 10.4% in the quarter due to the net effect of the active and passive positions the bank had in foreign currency.

The increase versus 4Q12 is due, in part, to the COP 32.1 billion received in 1Q13 in dividends from companies in which Bancolombia and its subsidiaries have interests, specially from Protección S.A. (COP 9.3 billion), Titularizadora Colombiana S.A. (COP 5.5 billion), Redeban (COP 4.8 billion) y EPSA S.A. E.S.P. (COP 4.1 billion).

Revenues aggregated in the communication, rent and others line totaled COP 106 billion in 1Q13, which is 5.9% lower as compared to 4Q12 and 49.0% higher as compared to those in 1Q12. This line includes revenues from commercial discounts and operating leases payments, which have grown as the value of assets rented under operating leasing contracts have increased.

2.4.	Asset Quality, Provision Charges and Balance Sheet Strength

The deterioration of the loan portfolio (new past due loans including charge-offs) was COP 524 billion in 1Q13, which represents 0.7% of the loan portfolio at the beginning of the quarter, increasing with respect to the COP 407 billion in 1Q12, which also represented 0.7% of the loan portfolio at the beginning of that quarter. Consumer and small and medium enterprises loans were the leading contributors to this deterioration. The largest part of the loan portfolio deterioration in 1Q13 occurred in the consumer loans and SMEs loans segments.

8

1Q13

Past due loans (those that are overdue for more than 30 days) totaled COP 2,164 billion at the end of 1Q13, representing 3.0% of total gross loans. The PDL ratio increased from the 2.6% in 4Q12 and the 2.7% reported for 1Q12. Loan charge-offs totaled COP 193 billion in 1Q13.

Provision charges (net of recoveries) totaled COP 303 billion in 1Q13. The lower provision charges for the quarter are explained by the lower loan growth, which implies making lower counter cyclical provision when new loans are originated.

Bancolombia maintains a strong balance sheet supported on an adequate level of loan loss reserves. Allowances for loan losses totaled COP 3,371 billion, or 4.7% of total loans at the end of 1Q13. This proportion increased with respect to the 4.6% presented at the end of 4Q12, and remained stable with respect to the 4.7% for 1Q12. The coverage measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), was 156% at the end of 1Q13. Likewise, the coverage measured by the ratio of allowances for loans losses to loans classified as C, D and E, was 117% at the end of 1Q13, remaining stable with respect to 4Q12 and decreasing compared to the 123% in 1Q12.

The following tables present key metrics related to asset quality:

ASSET QUALITY		As of		Growth
( COP millions)	Mar-12	Dec-12	Mar-13	1Q13/4Q12	1Q13/1Q12
Total performing past due loans (1)	648,827	604,375	844,165	39.68%	30.11%
Total non-performing past due loans	992,504	1,228,327	1,319,536	7.43%	32.95%
Total past due loans	1,641,331	1,832,702	2,163,701	18.06%	31.83%
Allowance for loans interest losses	2,880,179	3,249,639	3,370,980	3.73%	17.04%
Past due loans to total loans	2.70%	2.62%	3.00%
Non-performing loans as a percentage of total loans	1.63%	1.76%	1.83%
“C”, “D” and “E” loans as a percentage of total loans	3.84%	3.96%	3.98%
Allowances to past due loans (2)	175.48%	177.31%	155.80%
Allowance for loan losses as a percentage of “C”, “D” and “E” loans (2)	123.26%	117.35%	117.45%
Allowance for loan losses as a percentage of non-performing loans (2)	290.19%	264.56%	255.47%
Allowance for loan losses as a percentage of total loans	4.74%	4.64%	4.67%
Percentage of performing loans to total loans	98.37%	98.24%	98.17%

(1) “Performing” past due loans are loans upon which Bancolombia continues to recognize income although interest in respect of such loans has not been received. Mortgage loans cease to accumulate interest on the statement of operations when they are more than 60 days past due. For all other loans and financial leasing operations of any type, interest is no longer accumulated after they are more than 30 days past due.

(2) Under Colombian Bank regulations, a loan is past due when it is at least 31 days past the actual due date.

PDL Per Category (30 days)
	% Of loan Portfolio	1Q12	4Q12	1Q13
Commercial loans	60.46%	1.72%	1.48%	1.72%
Consumer loans	18.11%	4.02%	4.80%	5.40%
Microcredit	0.50%	10.17%	9.32%	10.55%
Mortgage loans	8.80%	7.08%	6.86%	7.29%
Finance lease	12.13%	2.33%	1.84%	2.34%
PDL TOTAL	100.00%	2.70%	2.62%	3.00%

PDL Per Category (90 days)
	% Of loan Portfolio	1Q12	4Q12	1Q13
Commercial loans	60.46%	1.07%	1.03%	1.08%
Consumer loans	18.11%	1.68%	2.47%	2.35%
Microcredit	0.50%	6.20%	5.98%	6.44%
Mortgage loans	8.80%	2.93%	2.93%	2.95%
Finance lease	12.13%	1.09%	1.03%	1.19%
TOTAL LOAN PORTFOLIO	100.00%	1.36%	1.47%	1.51%

9

1Q13

LOANS AND FINANCIAL LEASES CLASSIFICATION	Mar-12		Dec-12		Mar-13
( COP millions)
¨A¨ Normal	56,345,911	92.71%	65,453,223	93.52%	67,282,593	93.20%
¨B¨ Subnormal	2,093,981	3.45%	1,766,262	2.52%	2,035,475	2.82%
¨C¨ Deficient	936,521	1.54%	1,179,600	1.69%	1,201,500	1.67%
¨D¨ Doubtful recovery	799,171	1.31%	948,051	1.35%	933,184	1.29%
¨E¨ Unrecoverable	601,024	0.99%	641,543	0.92%	735,390	1.02%
Total	60,776,608	100.00%	69,988,679	100.00%	72,188,142	100.01%

Loans and financial leases classified as C, D and E
as a percentage of total loans and financial leases	3.84%		3.96%		3.98%

2.5.	Operating Expenses

During 1Q13, operating expenses totaled COP 1,091 billion, increasing 3.5% with respect to 4Q12 and 13.4% with respect to 1Q12.

Personnel expenses (salaries, bonus plan payments and compensation) totaled COP 425 billion in 1Q13, increasing 5.1% as compared to 4Q12 and 8.6% as compared to 1Q12. The increase of salaries in the last 12 months is explained by the bank´s higher number of employees and the 2013 wage increases.

During 1Q13, administrative expenses totaled COP 534 billion, increasing 1.1% as compared to 4Q12 and 12.7% as compared to 1Q12. This variation during the quarter is mainly explained by higher rent expenses, higher taxes (other than income tax) and higher expenses for maintenance of fixed assets.

Depreciation expenses totaled COP 96 billion in 1Q13, increasing 6.5% as compared to 4Q12 and 36.9% as compared to 1Q12. The increase in this type of expense is explained by the increase of operating leases from Leasing Bancolombia.

At the end of 1Q13, Bancolombia had 25,150 employees, 994 branches and 3,871 ATMs.

10

1Q13

3.	BANCOLOMBIA Company Description (NYSE: CIB)

GRUPO BANCOLOMBIA is a full service financial conglomerate incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 7 million customers. GRUPO BANCOLOMBIA delivers its products and services via its regional network comprised of: Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), off-shore banking subsidiaries in Panama, Cayman and Puerto Rico. Together, BANCOLOMBIA and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, among others.

Contact Information

Bancolombia’s Investor Relations

Phone: (574) 4041837 / (574) 4041838

E-mail: investorrelations@bancolombia.com.co

Alejandro Mejia (IR Manager) / Simon Botero (Analyst)

Website: http://www.grupobancolombia.com/investorRelations/

11

1Q13

BALANCE SHEET
(COP million)	Mar-12	Dec-12	Mar-13	Last Quarter	Annual	% of Assets	% of Liabilities
ASSETS
Cash and due from banks	6,552,446	7,144,015	7,365,762	3.10%	12.41%	7.14%
Overnight funds and interbank loans	1,420,166	1,025,082	2,044,687	99.47%	43.98%	1.98%
Total cash and equivalents	7,972,612	8,169,097	9,410,449	15.20%	18.03%	9.12%
Debt securities	7,881,941	11,432,214	13,066,955	14.30%	65.78%	12.67%
Trading	2,452,717	6,492,812	8,237,060	26.86%	235.83%	7.99%
Available for Sale	1,673,586	1,456,042	1,395,419	-4.16%	-16.62%	1.35%
Held to Maturity	3,755,638	3,483,360	3,434,476	-1.40%	-8.55%	3.33%
Equity securities	865,667	1,136,256	1,177,893	3.66%	36.07%	1.14%
Trading	327,741	327,091	360,786	10.30%	10.08%	0.35%
Available for Sale	537,926	809,165	817,107	0.98%	51.90%	0.79%
Allowance for impairment	-75,004	-14,159	-11,556	-18.38%	-84.59%	-0.01%
Net investment securities	8,672,604	12,554,311	14,233,292	13.37%	64.12%	13.80%
Commercial loans	36,861,141	42,465,660	43,643,362	2.77%	18.40%	42.31%
Consumer loans	11,261,552	12,580,661	13,069,900	3.89%	16.06%	12.67%
Small business loans	317,485	334,591	360,862	7.85%	13.66%	0.35%
Mortgage loans	4,962,698	5,957,824	6,354,650	6.66%	28.05%	6.16%
Financial leases	7,373,733	8,649,943	8,759,368	1.27%	18.79%	8.49%
Allowance for loan and financial lease losses	-2,880,179	-3,249,639	-3,370,980	3.73%	17.04%	-3.27%
Net total loans and financial leases	57,896,430	66,739,040	68,817,162	3.11%	18.86%	66.72%
Accrued interest receivable on loans and financial leases	531,956	578,067	669,373	15.80%	25.83%	0.65%
Allowance for accrued interest losses	-47,400	-54,026	-62,165	15.06%	31.15%	-0.06%
Net total interest accrued	484,556	524,041	607,208	15.87%	25.31%	0.59%
Customers' acceptances and derivatives	815,693	783,014	665,813	-14.97%	-18.37%	0.65%
Accounts receivable, net	1,122,353	1,243,263	1,182,277	-4.91%	5.34%	1.15%
Premises and equipment, net	1,644,538	1,341,698	1,424,313	6.16%	-13.39%	1.38%
Foreclosed assets, net	55,874	84,818	88,505	4.35%	58.40%	0.09%
Prepaid expenses and deferred charges, net	797,656	772,930	575,434	-25.55%	-27.86%	0.56%
Goodwill	615,686	571,373	576,239	0.85%	-6.41%	0.56%
Premises and equipment under operating leases, net	1,552,251	2,191,928	2,383,135	8.72%	53.53%	2.31%
Other assets	1,792,123	2,088,947	2,220,954	6.32%	23.93%	2.15%
Reappraisal of assets	814,398	851,920	963,527	13.10%	18.31%	0.93%
Total assets	84,236,774	97,916,380	103,148,308	5.34%	22.45%	100.00%
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	7,653,768	9,798,874	8,584,903	-12.39%	12.17%	8.32%	9.36%
Checking accounts	6,919,868	8,820,458	7,849,941	-11.00%	13.44%	7.61%	8.56%
Other	733,900	978,416	734,962	-24.88%	0.14%	0.71%	0.80%
Interest bearing	44,313,989	54,359,846	58,561,484	7.73%	32.15%	56.77%	63.85%
Checking accounts	2,373,830	2,478,443	2,849,869	14.99%	20.05%	2.76%	3.11%
Time deposits	19,401,674	24,767,489	26,235,282	5.93%	35.22%	25.43%	28.61%
Savings deposits	22,538,485	27,113,914	29,476,333	8.71%	30.78%	28.58%	32.14%
Total deposits	51,967,757	64,158,720	67,146,387	4.66%	29.21%	65.10%	73.22%
Overnight funds and interbank borrowings	855,725	44,935	631,092	1304.46%	-26.25%	0.61%	0.69%
Bank acceptances outstanding and derivatives	551,720	625,632	521,919	-16.58%	-5.40%	0.51%	0.57%
Other interbank borrowings	3,014,022	1,803,665	2,206,315	22.32%	-26.80%	2.14%	2.41%
Borrowings from development and other domestic banks	3,058,511	3,467,843	3,429,930	-1.09%	12.14%	3.33%	3.74%
Accounts payable	2,568,827	2,311,221	3,084,310	33.45%	20.07%	2.99%	3.36%
Accrued interest payable	402,116	523,655	483,213	-7.72%	20.17%	0.47%	0.53%
Other liabilities	792,124	888,190	741,411	-16.53%	-6.40%	0.72%	0.81%
Long-term debt	9,789,091	12,059,219	12,489,392	3.57%	27.58%	12.11%	13.62%
Accrued expenses	740,623	344,951	902,588	161.66%	21.87%	0.88%	0.98%
Minority interest	64,590	81,394	74,514	-8.45%	15.36%	0.07%	0.08%
Total liabilities	73,805,106	86,309,425	91,711,071	6.26%	24.26%	88.91%	100.00%
SHAREHOLDERS' EQUITY
Subscribed and paid in capital	425,914	425,914	425,914	0.00%	0.00%	0.41%
Retained earnings	9,004,852	10,250,192	10,151,937	-0.96%	12.74%	9.84%
Appropiated	8,559,282	8,545,962	9,659,201	13.03%	12.85%	9.36%
Unappropiated	445,570	1,704,230	492,736	-71.09%	10.59%	0.48%
Reappraisal of assets	983,838	894,206	826,161	-7.61%	-16.03%	0.80%
Gross unrealized net gain on investments	17,064	36,643	33,225	-9.33%	94.71%	0.03%
Total shareholder's equity	10,431,668	11,606,955	11,437,237	-1.46%	9.64%	11.09%

12

1Q13

INCOME STATEMENT				Growth
(COP million)	1Q12	4Q12	1Q13	1Q13/4Q12	1Q13/1Q12
Interest income and expenses
Interest on loans	1,412,218	1,603,351	1,616,159	0.80%	14.44%
Interest on investment securities	172,263	202,004	347,817	72.18%	101.91%
Overnight funds and interbank loans	5,978	6,163	7,180	16.50%	20.11%
Financial leases	194,877	222,690	225,763	1.38%	15.85%
Total interest income	1,785,336	2,034,208	2,196,919	8.00%	23.05%
Interest expense
Checking accounts	6,441	6,244	7,058	13.04%	9.58%
Time deposits	227,012	324,736	334,900	3.13%	47.53%
Savings deposits	162,981	169,576	183,291	8.09%	12.46%
Total interest on deposits	396,434	500,556	525,249	4.93%	32.49%
Interbank borrowings	17,573	9,025	9,950	10.25%	-43.38%
Borrowings from development and other domestic banks	54,125	58,658	57,630	-1.75%	6.48%
Overnight funds	16,245	28,592	13,928	-51.29%	-14.26%
Long-term debt	169,150	197,289	185,919	-5.76%	9.91%
Total interest expense	653,527	794,120	792,676	-0.18%	21.29%
Net interest income	1,131,809	1,240,088	1,404,243	13.24%	24.07%
Provisions for loans and accrued interest losses and other receivables , net	(229,485)	(356,609)	(337,033)	-5.49%	46.86%
Recovery of charged-off loans	41,662	44,195	52,322	18.39%	25.59%
Provision for foreclosed assets and other assets	(31,153)	(42,862)	(46,547)	8.60%	49.41%
Recovery of provisions for foreclosed assets and other assets	20,821	20,599	28,390	37.82%	36.35%
Total net provisions	(198,155)	(334,677)	(302,868)	-9.50%	52.84%
Net interest income after provision for loans
and accrued interest losses	933,654	905,411	1,101,375	21.64%	17.96%
Commissions from banking services	103,004	124,317	107,772	-13.31%	4.63%
Electronic services and ATM fees	17,410	19,608	19,557	-0.26%	12.33%
Branch network services	30,093	34,098	29,288	-14.11%	-2.68%
Collections and payments fees	59,519	70,415	62,177	-11.70%	4.47%
Credit card merchant fees	1,293	3,248	(112)	-103.45%	-108.66%
Credit and debit card fees	157,411	160,488	165,354	3.03%	5.05%
Checking fees	18,524	17,860	16,804	-5.91%	-9.29%
Trust activities	51,020	54,859	56,397	2.80%	10.54%
Brokerage fees	17,708	18,148	15,567	-14.22%	-12.09%
Check remittances	5,406	5,766	4,980	-13.63%	-7.88%
International wire transfers	15,122	24,109	14,842	-38.44%	-1.85%
Fees and other service income	476,510	532,916	492,626	-7.56%	3.38%
Fees and other service expenses	(53,546)	(38,437)	(56,298)	46.47%	5.14%
Total fees and income from services, net	422,964	494,479	436,328	-11.76%	3.16%
Other operating income
Foreign exchange gain (loss), net	(15,793)	24,578	45,446	84.91%	387.76%
Gains on forward contracts in foreign currency	45,358	14,968	(1,769)	-111.82%	-103.90%
Gains on sales of investments in equity securities	(289)	(2,176)	75	103.45%	125.95%
Gains on sales of mortgage loans	13,235	7,691	8,018	4.25%	-39.42%
Dividend income	40,681	1,750	32,118	1735.31%	-21.05%
Income from non-financial subsidiaries	32,100	36,598	38,456	5.08%	19.80%
Insurance income	12,018	-	-	0.00%	-100.00%
Communication, postage, rent and others	71,237	112,842	106,170	-5.91%	49.04%
Total other operating income	198,547	196,251	228,514	16.44%	15.09%
Total income	1,555,165	1,596,141	1,766,217	10.66%	13.57%
Operating expenses
Salaries and employee benefits	346,913	360,405	359,392	-0.28%	3.60%
Bonus plan payments	40,395	34,549	57,299	65.85%	41.85%
Indemnities benefits	4,491	9,827	8,743	-11.03%	94.68%
Administrative and other expenses	473,829	528,454	534,072	1.06%	12.71%
Insurance on deposits, net	26,140	29,311	34,117	16.40%	30.52%
Donation expenses	780	2,433	1,948	-19.93%	149.74%
Depreciation	69,979	89,999	95,811	6.46%	36.91%
Total operating expenses	962,527	1,054,978	1,091,382	3.45%	13.39%
Net operating income	592,638	541,163	674,835	24.70%	13.87%
Goodwill amortization (1)	11,819	11,165	15,348	37.47%	29.86%
Non-operating income (expense)
Other income	36,954	42,892	51,141	19.23%	38.39%
Minority interest	(1,004)	(701)	(1,216)	73.47%	21.12%
Other expense	(22,557)	(36,056)	(30,066)	-16.61%	33.29%
Total non-operating income	13,393	6,135	19,859	223.70%	48.28%
Income before income taxes	594,212	536,133	679,346	26.71%	14.33%
Income tax expense	(148,642)	(68,371)	(186,610)	172.94%	25.54%
Net income	445,570	467,762	492,736	5.34%	10.59%

13